Exhibit 99.3

MEGA MATRIX INC.

RISK FACTORS

The following risk factors discussion updates the risk factors section previously disclosed in the Mega Matrix Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 in the section entitled “Risk Factors.”

Unless otherwise indicated, the terms “MPU Cayman,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Mega Matrix Inc. together with its consolidated subsidiaries as a consolidated entity.

Risks Related to Our Bitcoin and/or Ethereum Treasury Strategy

WE ARE NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 AND SHAREHOLDERS DO NOT HAVE THE PROTECTIONS ASSOCIATED WITH OWNERSHIP OF SHARES IN A REGISTERED INVESTMENT COMPANY NOR THE PROTECTIONS AFFORDED BY THE COMMODITIES EXCHANGE ACT.

Bitcoin and Ethereum are highly volatile assets, and fluctuations in the price of Bitcoin or Ethereum is likely to influence our financial results and the market price of our class A ordinary shares.

Bitcoin and Ethereum are highly volatile assets, and fluctuations in the price of Bitcoin or Ethereum is likely to influence our financial results and the market price of our class A ordinary shares. Our financial results and the market price of our class A ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of Bitcoin or Ethereum decreased substantially (as it has in the past, such as during 2022), including as a result of:

●	decreased user and investor confidence in Bitcoin or Ethereum, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of Bitcoin or Ethereum by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for Bitcoin or spot Bitcoin ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Bitcoin, Ethereum or the broader digital assets industry;

●	changes in consumer preferences and the perceived value or prospects of Bitcoin or Ethereum;

●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin or Ethereum purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin or Ethereum or adversely affect investor confidence in digital assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of Bitcoin;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Bitcoin and/or Ethereum, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	further reductions in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate Bitcoin transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network;

●	transaction congestion and fees associated with processing transactions on the Bitcoin and/or Ethereum network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

Bitcoin, Ethereum and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin, Ethereum and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin or Ethereum.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin, Ethereum or the ability of individuals or institutions such as us to own or transfer Bitcoin or Ethereum. Regulatory authorities have been evolving in their approach to digital assets. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and Bitcoin or Ethereum specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of Bitcoin or Ethereum and in turn adversely affect the market price of our class A ordinary shares.

Moreover, the risks of engaging in a Bitcoin and/or Ethereum treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of Bitcoin or Ethereum in particular, may also impact the price of Bitcoin or Ethereum and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin or Ethereum may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to Bitcoin or Ethereum, institutional demand for Bitcoin or Ethereum as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Bitcoin or Ethereum as a means of payment, and the availability and popularity of alternatives to Bitcoin or Ethereum. Even if growth in Bitcoin or Ethereum adoption occurs in the near or medium-term, there is no assurance that Bitcoin or Ethereum usage will continue to grow over the long-term.

Because Bitcoin and Ethereum have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to the Bitcoin or Ethereum blockchain could also impact the price of Bitcoin or Ethereum. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of Bitcoin. The liquidity of Bitcoin may also be reduced and damage to the public perception of Bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin-related services or accept Bitcoin as payment, which could also decrease the price of Bitcoin. Similarly, the open-source nature of the Bitcoin blockchain means the contributors and developers of the Bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the Bitcoin blockchain could adversely affect the Bitcoin blockchain and negatively affect the price of Bitcoin.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of Bitcoin or Ethereum.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued crypto currencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for cryptocurrencies, and change consumer preferences and the perceived value or prospects of Bitcoin or Ethereum.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our Bitcoin and/or Ethereum holdings.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of Bitcoin and/or Ethereum.

The price of Bitcoin and Ethereum has historically been subject to dramatic price fluctuations and is highly volatile. We expect to determine the fair value of our Bitcoin and Ethereum based on quoted (unadjusted) prices on the Coinbase exchange, and following early adoption of ASU 2023-08,  will be required to measure our Bitcoin and Ethereum holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Bitcoin and Ethereum in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our class A ordinary shares. Conversely, any sale of Bitcoins and Ethereum at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of Bitcoin and Ethereum, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Bitcoin and Ethereum on our balance sheet.

Because we intend to purchase additional Bitcoin and Ethereum in future periods and increase our overall holdings of Bitcoin and Ethereum, we expect that the proportion of our total assets represented by our Bitcoin and Ethereum holdings will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

The availability of spot Bitcoin ETPs may adversely affect the market price of our class A ordinary shares.

Although Bitcoin and other digital assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to Bitcoin through traditional investment channels, and instead generally were only able to hold Bitcoin through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold Bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct Bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to Bitcoin through investment vehicles that hold Bitcoin and issue shares representing fractional undivided interests in their underlying Bitcoin holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of approximately $4.6 billion on the first trading day. To the extent investors view our class A ordinary shares as providing exposure to Bitcoin, it is possible that the value of our class A ordinary shares may also have included a premium over the value of our Bitcoin due to the prior scarcity of traditional investment vehicles providing investment exposure to Bitcoin or may be subject to declined due to investors now having a greater range of options to gain exposure to Bitcoin and investors choosing to gain such exposure through ETPs rather than our class A ordinary shares.

Although we are an operating company with short drama streaming business, and we believe we offer a different value proposition than a passive Bitcoin investment vehicle such as a spot Bitcoin ETP, investors may nevertheless view our class A ordinary shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP instead of our class A ordinary shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot Bitcoin ETPs, we (i) do not seek for our shares to track the value of the underlying Bitcoin we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Regulation M, and other securities laws, which enable spot Bitcoin ETPs to continuously align the value of their shares to the price of the underlying Bitcoin they hold through share creation and redemption, (iii) are a Cayman Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our Bitcoin holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our class A ordinary shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to Bitcoin, such as Bitcoin futures ETFs and leveraged Bitcoin futures ETFs, any premium or discount in our class A ordinary shares relative to the value of our Bitcoin holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot Bitcoin ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of our class A ordinary shares

Our Bitcoin and/or Ethereum treasury strategy subjects us to enhanced regulatory oversight.

As noted above, several spot Bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though we are not, and do not function in the manner of, a spot Bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our Bitcoin and Ethereum holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Bitcoin and Ethereum through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Bitcoin and Ethereum from bad actors that have used Bitcoin and Ethereum to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Bitcoin and Ethereum by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our Bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our Bitcoin and Ethereum holdings. These types of Bitcoin and Ethereum -related transactions are the subject of enhanced regulatory oversight. These and any other Bitcoin and Ethereum -related transactions we may enter into, beyond simply acquiring and holding Bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting Bitcoin and Ethereum, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in Bitcoin and Ethereum.

In addition, private actors that are wary of Bitcoin and Ethereum or the regulatory concerns associated with Bitcoin and Ethereum may in the future take further actions that may have an adverse effect on our business or the market price of our class A ordinary shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many Bitcoin and Ethereum trading venues, Bitcoin and Ethereum trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Bitcoin and Ethereum trading venues and adversely affect the value of our Bitcoin and Ethereum.

Bitcoin and Ethereum trading venues are relatively new and, in many cases, currently unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many crypto assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Bitcoin and Ethereum trading venues, including prominent exchanges that handle a significant volume of Bitcoin and Ethereum trading and/or are subject to regulatory oversight, in the event one or more Bitcoin and Ethereum trading venues cease or pause for a prolonged period the trading of Bitcoin and Ethereum or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the Bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our Bitcoin and Ethereum. Negative perception, a lack of stability in the broader Bitcoin markets and the closure, temporary shutdown or operational disruption of Bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the Bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Bitcoin and the broader Bitcoin ecosystem and greater volatility in the price of Bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of Bitcoin and other digital assets significantly declined. As the price of our class A ordinary shares is affected by the value of our Bitcoin and Ethereum holdings, the failure of a major participant in the Bitcoin and Ethereum ecosystem could have a material adverse effect on the market price of our class A ordinary shares.

The concentration of our proposed Bitcoin and/or Ethereum holdings enhances the risks inherent in our Bitcoin and/or Ethereum treasury strategy.

The concentration of our planned Bitcoin and Ethereum holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our Bitcoin and Ethereum acquisition strategy. Any future significant declines in the price of Bitcoin and Ethereum would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin or Ethereum and adversely affect our financial condition and results of operations.

As a result of our Bitcoin and/or Ethereum treasury strategy, the majority of our cash may be concentrated in our Bitcoin and Ethereum holdings.  Accordingly, the emergence or growth of digital assets other than Bitcoin or Ethereum may have a material adverse effect on our financial condition. There are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network.

Other alternative digital assets that compete with Bitcoin or Ethereum in certain ways include “stablecoins,” which are designed to maintain a constant price because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to Bitcoin and Ethereum and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments including the United States, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin, Ethereum and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of Bitcoin and/or Ethereum to decrease, which could have a material adverse effect on our financial condition, and operating results.

Our Bitcoin and/or Ethereum holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the Bitcoin and Ethereum markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Bitcoin or Ethereum at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our Bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, Bitcoin and/or Ethereum we intend to hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Bitcoin and/or Ethereum, or otherwise generate funds using our Bitcoin or Ethereum holdings, including in particular during times of market instability or when the price of Bitcoin and/or Ethereum has declined significantly. If we are unable to sell our Bitcoin and/or Ethereum, enter into additional capital raising transactions using Bitcoin and/or Ethereum as collateral, or otherwise generate funds using our Bitcoin and/or Ethereum holdings, or if we are forced to sell our Bitcoin and/or Ethereum at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Bitcoin and/or Ethereum, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Bitcoin and/or Ethereum and our financial condition and results of operations could be materially adversely affected.

Currently, substantially all of the Bitcoin we own is held in custody accounts at Matrixport Cactus Custody. Security breaches and cyberattacks are of particular concern with respect to our Bitcoin and/or Ethereum. Bitcoin, Ethereum and other blockchain-based cryptocurrencies and the entities that provide services to participants in the crypto assets ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our Bitcoin and/or Ethereum in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Bitcoin and/or Ethereum;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin and/or Ethereum blockchain ecosystem or in the use of the Bitcoin and/or Ethereum network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Bitcoin and/or Ethereum , are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Bitcoin and/or Ethereum industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face risks relating to the custody of our Bitcoin and/or Ethereum, including the loss or destruction of private keys required to access our Bitcoin and/or Ethereum, and cyberattacks or other data loss relating to our Bitcoin and/or Ethereum.

We hold our Bitcoin and/or Ethereum with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our Bitcoin and/or Ethereum among our  custodians, and our Bitcoin and/or Ethereum holdings may be concentrated with a single custodian from time to time. In light of the significant amount of Bitcoin and/or Ethereum we may hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Bitcoin and/or Ethereum as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our Bitcoin and/or Ethereum, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our Bitcoin and/or Ethereum, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our Bitcoin and/or Ethereum with regulated custodians could affect the availability of receiving digital assets that may result from “forks” of the Bitcoin and/or Ethereum blockchain if our custodians are unable to support or otherwise provide us with such digital assets, thereby reducing the amount of digital assets we may hold as a result. While our custodians carry insurance policies to cover losses for commercial crimes, cyber and cold storage, the policy limits vary per provider and would be shared among all of their customers, and subject to various limitations and exclusions (such as if a loss arises due to our failure to protect our login credentials and devices). The insurance that covers losses of our Bitcoin and/or Ethereum holdings may cover only a small fraction of the value of the entirety of our Bitcoin and/or Ethereum holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Bitcoin and/or Ethereum. Moreover, our use of custodians exposes us to the risk that the Bitcoin and/or Ethereum our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Bitcoin and/or Ethereum. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Bitcoin.

Bitcoin and/or Ethereum are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the assets are held. While the Bitcoin and Ethereum blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin or Ethereum held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Bitcoin and/or Ethereum held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Bitcoin and Ethereum and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying Bitcoin or Ethereum as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Bitcoin or Ethereum and the market price of our class A ordinary shares.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date hereof.

While certain SEC officials have stated their personal view that Bitcoin is not a “security” for purposes of the federal securities laws, and the SEC closed that investigation into Ethereum 2.0 and will not pursue charges alleging that sales of ETH are securities transactions, a contrary determination by the SEC could lead to our classification as an “investment company” under the 1940 Act, if the portion of our assets consists of investments in Bitcoins and/or Ethereum exceeds 40% safe harbor limits prescribed in the 1940 Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income for compliance under the 1940 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC regulations. If Bitcoin or Ethereum is determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of Bitcoins or Ethereum that constitute investment assets under the 1940 Act. These steps may include, among others, selling Bitcoins or Ethereum that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our Bitcoins or Ethereum at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if Bitcoin or Ethereum is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by 1940 Act could adversely affect the market price of Bitcoin or Ethereum and in turn adversely affect the market price of our class A ordinary shares.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As Bitcoin, Ethereum and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin and/or Ethereum. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin and/or Ethereum or the ability of individuals or institutions such as us to own or transfer Bitcoin and/or Ethereum . For examples, see “Bitcoin, Ethereum and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty” elsewhere in this Exhibit 99.3.

If Bitcoin and/or Ethereum is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of our class A ordinary shares. See “Regulatory change reclassifying Bitcoin or Ethereum as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Bitcoin or Ethereum and the market price of our class A ordinary shares” above. Moreover, the risks of us engaging in a Bitcoin treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Our Bitcoin and/or Ethereum treasury strategy exposes us to risk of non-performance by counterparties

Our Bitcoin and/or Ethereum treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of Bitcoin and/or Ethereum, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our Bitcoin and/or Ethereum is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not adversely impacted our Bitcoin (which was only recently acquired), legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Bitcoin and/or Ethereum will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Bitcoin and/or Ethereum holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our Bitcoin and/or Ethereum, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our custodially-held Bitcoin and/or Ethereum may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our custodially-held Bitcoin and/or Ethereum are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin and/or Ethereum and this may ultimately result in the loss of the value related to some or all of such Bitcoin and/or Ethereum. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin and/or Ethereum, limit the availability to us of financing collateralized by Bitcoin and/or Ethereum, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Bitcoin and/or Ethereum. Even if we are able to prevent our Bitcoin and/or Ethereum from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Bitcoin and/or Ethereum held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our class A ordinary shares.

A temporary or permanent blockchain “fork” to Bitcoin, Ethereum or other crypto assets could adversely affect our business.

Blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s crypto asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the crypto asset.

The Bitcoin has been subject to “forks” that resulted in the creation of new networks, including Bitcoin cash ABC, Bitcoin cash SV, Bitcoin diamond, Bitcoin gold and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the crypto assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin cash and Bitcoin cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We intend to recognize forked and airdropped assets consistent with our custodians. We may not immediately or ever have the ability to withdraw a forked or airdropped Bitcoin and/or Ethereum by virtue of Bitcoins and/or Ethereum that we hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

We execute trades through our liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in Bitcoin and/or Ethereum with bad actors that have used Bitcoin and/or Ethereum to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Bitcoin and/or Ethereum by us may be restricted or prohibited.

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